FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2004

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g(3)-2(b): 82-

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(An Israeli Corporation)

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(U.S. dollars in millions, except earnings [loss] per ADR)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003

Net Sales	$ 1,176.4	$ 764.4	$ 2,228.8	$ 1,521.8
Cost of Sales	623.1	404.1	1,195.1	813.1
Gross Profit	553.3	360.3	1,033.7	708.7
Research and development expenses:
Total expenses	91.4	54.9	163.4	104.6
Less - participations and grants	4.2	6.4	8.1	9.7
	87.2	48.5	155.3	94.9
Selling, general and administrative expenses	169.0	129.9	327.1	252.6

Acquisition of research and development in process			596.6
Income from GlaxoSmithKline litigation settlement		100.0		100.0
Impairment of product rights			30.0
Restructuring expenses		7.4		7.4
Operating income (loss)	297.1	274.5	(75.3)	453.8
Financial income (expenses) - net	1.8	(8.9)	0.5	(12.9)
Income (loss) before income taxes	298.9	265.6	(74.8)	440.9
Income taxes	68.8	54.9	122.8	92.6
	230.1	210.7	(197.6)	348.3
Share in profits of associated companies - net	0.1	0.1	0.6	0.2
Minority interests in profits of subsidiaries - net	0.7	0.4	1.5	0.4
Net income (loss)	$ 229.5	$ 210.4	$ (198.5)	$ 348.1

Earnings (loss) per ADR:
Basic	$ 0.38	$ 0.40	$ (0.33)	$ 0.66
Diluted	$ 0.35	$ 0.37	$ (0.33)	$ 0.63

Weighted average number of ADRs (in millions):
Basic	609.1	531.2	602.6	530.6
Diluted	664.1	569.6	602.6	566.4

The accompanying notes are an integral part of the condensed financial statements.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in millions)

	June 30,	December 31,
	2004	2003
	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	$ 711.7	$ 1,057.3
Short-term investments	208.1	322.1
Accounts receivable:
Trade	1,303.4	1,031.8
Other	343.6	300.6
Inventories	1,284.4	1,004.6
Total current assets	3,851.2	3,716.4
Investments and other assets	674.5	445.1
Property, plant and equipment, net	1,115.8	827.4
Intangible assets and debt issuance costs, net	730.3	279.5
Goodwill	2,403.1	647.5
Total assets	$ 8,774.9	$ 5,915.9

LIABILITIES AND SHAREHOLDERS` EQUITY
Current liabilities:
Short-term credit	$ 345.0	$ 291.7
Accounts payable and accruals	1,394.7	1,050.7
Convertible Senior Debentures	349.3	352.5
Total current liabilities	2,089.0	1,694.9
Long-term liabilities:
Deferred income taxes	226.7	34.6
Employee related obligations	81.0	74.9
Loans and other liabilities	325.0	365.5
Convertible Senior Debentures	1,538.5	449.9
Total long-term liabilities	2,171.2	924.9
Total liabilities	4,260.2	2,619.8
Minority interests	8.3	6.7
Shareholders` equity:
Ordinary shares of NIS 0.10 par value;
June 30, 2004 and December 31, 2003:
authorized - 999.6 million shares; issued and
outstanding - 607.5 million shares and
555.4 million shares, respectively	41.7	34.3
Additional paid-in capital	2,680.1	1,159.3
Deferred compensation	*	*
Retained earnings	1,696.5	1,960.3
Accumulated other comprehensive income	157.1	184.0
Cost of company shares held by subsidiaries - June 30, 2004
and December 31, 2003 - 8.5 million ordinary shares
and 8.6 million ordinary shares, respectively	(69.0)	(48.5)
Total shareholders` equity	4,506.4	3,289.4
Total liabilities and shareholders` equity	$ 8,774.9	$ 5,915.9

* Represents an amount of less then $ 0.1 million.

The accompanying notes are an integral part of the condensed financial statements.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in millions)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Cash flows from operating activities:
Net income (loss)	$ 229.5	$ 210.4	$ (198.5)	$ 348.1
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Income and expenses not involving cash flows	53.9	(63.9)	707.4	(56.5)
Changes in certain assets and liabilities	(36.6)	(48.4)	(38.4)	10.1
Net cash provided by operating activities	246.8	98.1	470.5	301.7

Cash flows from investing activities:
Purchase of property, plant and equipment	(72.5)	(47.7)	(136.6)	(84.6)
Acquisition of subsidiary	(15.1)	-	(1,866.3)	-
Acquisition of intangible assets	(1.5)	(4.6)	(6.1)	(10.0)
Proceeds from sale of property, plant and equipment	0.5	0.1	1.4	0.5
Acquisition of long-term investments and other assets	(96.0)	(88.3)	(140.0)	(171.6)
Proceeds from sale of long term investments	9.5	53.2	111.3	58.4
Net increase (decrease) in short-term investments	(39.3)	(65.0)	166.3	(41.5)
Net cash used in investing activities	(214.4)	(152.3)	(1,870.0)	(248.8)

Cash flows from financing activities:
Proceeds from exercise of options by employees	35.5	6.8	56.7	16.8
Cost of acquisition of Company shares, net of proceeds from sale	(1.8)	0.3	(0.9)	(0.3)
Proceeds from issuance of Convertible Senior Debentures,
net of issuance costs	-	-	1,076.1	-
Long-term loans received	0.1	-	5.8	-
Discharge of long-term loans and other long-term liabilities	(0.4)	(0.5)	(1.5)	(3.7)
Net increase (decrease) in short-term credit	(32.3)	12.4	(18.2)	32.8
Dividends paid	(28.5)	(19.0)	(58.3)	(37.0)

Net cash provided by (used in) financing activities	(27.4)	-	1,059.7	8.6
Translation differences on cash balances of certain subsidiaries	(3.3)	4.1	(5.8)	7.9
Net increase (decrease) in cash and cash equivalents	1.7	(50.1)	(345.6)	69.4
Balance of cash and cash equivalents at beginning of period	710.0	929.4	1,057.3	809.9
Balance of cash and cash equivalents at end of period	$ 711.7	$ 879.3	$ 711.7	$ 879.3

Supplemental disclosure of non-cash investing and financing activities:
As discussed in note 4, on January 22, 2004, the Company completed the acquisition of Sicor Inc., for a total consideration of approximately $3.46 billion. An aggregate amount of approximately $1.4 billion of Teva shares and stock options were issued as part of the consideration for the acquisition.

The accompanying notes are an integral part of the condensed financial statements.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 1 - Basis of Presentation:

The accompanying unaudited condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the financial condition and results of operations of Teva Pharmaceutical Industries Limited ("Teva" or "Company").  These consolidated financial statements and notes thereto are unaudited and should be read in conjunction with the Company`s audited financial statements included in the Company`s report on Form 20-F for the year ended December 31, 2003, as filed with the Securities and Exchange Commission.  The results of operations for the three months and six months ended June 30, 2004 are not necessarily indicative of results that could be expected for the entire fiscal year.

NOTE 2 - Earnings per American Depository Receipt ("ADR"):

Basic earnings per ADR are computed by dividing net income (loss) by the weighted average number of ADRs/ordinary shares and ordinary "A" shares (including special shares exchangeable into ordinary shares), outstanding during the period, net of Company shares held by subsidiaries.

In computing diluted earnings per ADR for the three months period ended June 30, 2004, basic earnings per ADR are adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the Convertible Senior Debentures due 2021 and 2022, using the if-converted method, by adding to net income finance expenses on these debentures, net of tax, and by adding the weighted average number of shares issuable upon assumed conversion of these debentures; and (2) the exercise of options granted under employee stock option plans, using the treasury stock method.

In computing diluted loss per ADR for the six months period ended June 30, 2004, no account was taken of the potential dilution that could occur upon the conversion of the Convertible Senior Debentures due 2021 and 2022, and the exercise of options granted under employee stock option plans, since such debentures and options have an antidilutive effect on the loss per ADR

In computing diluted earnings per ADR for the six months and three months period ended June 30, 2004, no account was taken of the potential dilution that could occur upon the conversion of the Convertible Senior Debentures due 2024, since as at both June 30 and March 31, 2004, the conditions necessary for the conversion of such debentures have not been satisfied.

In computing diluted earnings per ADR for the six months and three months period ended June 30, 2003, basic earnings per ADR are adjusted to take into account the potential dilution that could occur upon: (1) the conversion of the Convertible Senior Debentures due 2005, using the if-converted method, by adding to net income finance expense on these debentures and amortization of issuance costs, net of tax benefits, and by adding the weighted average number of shares issuable upon assumed conversion of these debentures  (no account was taken of the potential dilution that could occur upon the conversion of the convertible senior debentures due 2021 and 2022, since as at June 30, 2003, the conditions necessary for conversion of such debentures were not satisfied); and (2) the exercise of options granted under employee stock option plans, using the treasury stock method.

Basic and diluted earnings per ADR are computed after giving retroactive effect to distribution of 100% stock dividend in June 2004 (see note 12).

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 3 - Stock based compensation:

The Company accounts for its employee stock option plans using the intrinsic value based method of accounting prescribed by APB 25 and related interpretations. The following table illustrates the effect on net income (loss) and earning (loss) per ADR, assuming the Company had applied the fair value recognition provisions of FAS 123 (as amended by FAS 148) to its stock-based employee compensation:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
In millions, except earnings per ADR
Net income (loss), as reported	$ 229.5	$ 210.4	$ (198.5)	$ 348.1
Add: amortization of deferred compensation related to
employee stock option plans, included in condensed
consolidated statements of income (loss), net of related
tax effect	*	*	*	*
Deduct: amortization of deferred compensation,
at fair value, net of related tax effect	10.2	14.6	21.6	27.9
Pro forma net income (loss)	$ 219.3	$ 195.8	$ (220.1)	$ 320.2
Earnings (loss) per ADR
Basic - as reported	$ 0.38	$ 0.40	$ (0.33)	$ 0.66
Basic - pro forma	$ 0.36	$ 0.37	$ (0.37)	$ 0.60
Diluted - as reported	$ 0.35	$ 0.37	$ (0.33)	$ 0.63
Diluted - pro forma	$ 0.33	$ 0.35	$ (0.37)	$ 0.58

* Represents an amount of less than $0.1 million

NOTE 4 - Acquisition of Sicor Inc.:

On January 22, 2004, Teva completed the acquisition of full control and ownership of Sicor Inc. ("Sicor"), a U.S. public pharmaceutical company that focuses on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients and generic biopharmaceuticals.

Under the terms of the merger agreement, each share of Sicor common stock was exchanged for $ 16.50 in cash and 0.3812 Teva ADRs representing a total consideration of $ 27.52 per share. The total consideration for the acquisition is approximately $ 3.46 billion, (including transaction costs and the fair value of stock options granted, determined using the Black-Scholes option pricing model). The cash consideration of $ 2,019 million was financed out of Teva`s own resources, and from short-term borrowings in the amount of $ 1,130 million, which were subsequently refinanced by the issuance of Convertible Senior Debentures (see note 5). A total of 46,657,668 ADRs have been issued, which amounted to approximately 7.7% of the issued and outstanding share capital of the Company shortly after the allotment.

This transaction is accounted for by the purchase method. The consideration for the acquisition was attributed to net assets on the basis of fair value of assets acquired and liabilities assumed as of January 22, 2004 (the closing date of the acquisition). The Company has not finalized the allocation of the purchase price to the net assets acquired in this acquisition. The results of operations of Sicor have been included in the consolidated statements of income (loss) commencing January 23, 2004.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

An amount of $ 583.6 million was allocated to research and development in process, representing an estimate of the fair value of purchased in-process technology for research projects that, as of the closing date of the merger, have not reached technological feasibility and have no alternative future use. This amount was charged to operating expenses upon acquisition, in accordance with generally accepted accounting principals. An amount of $ 502.5 million was allocated to intangible assets - existing products and other identifiable intangible assets amortizable mainly over 20 years. The excess of cost of acquisition over the fair value of net tangible and intangible assets on acquisition date, not attributed to acquired in-process research and development, amounted to approximately $1.8 billion, was allocated to goodwill.

Hereafter are certain unaudited pro forma combined statements of income data for the six month and three month periods ended June 30, 2004 and 2003, as if the acquisition of Sicor occurred on January 1, 2004 and 2003, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets; and (b) estimated additional interest expense due to: (i) issuance of Convertible Senior Debentures in connection with the acquisition; and (ii) add back of interest income on Teva`s cash and cash equivalents and marketable securities used as cash consideration in the acquisition, but excluding non-recurring expenses directly attributable to the acquisition, representing acquired research and development in process in the amount of $583.6 million. The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2004 and 2003, respectively, nor is it necessarily indicative of future results.

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
	U.S. $ In millions, except earnings per ADR
	(unaudited)

Sales	1,176.4	898.0	2,246.1	1,783.8
Net income	229.5	227.0	382.7	372.0
Earnings per ADR:
Basic	0.38	0.39	0.63	0.64
Diluted	0.35	0.37	0.58	0.62

NOTE 5 - Issuance of Convertible Senior Debentures:

In January, 2004, Teva Pharmaceutical Finance II, LLC ("Teva Finance II"), an indirect wholly-owned subsidiary of the Company, sold an aggregate principal amount of $460 million of 0.5% series A Convertible Senior Debentures and $634 million of 0.25% series B Convertible Senior Debentures, with both series due 2024, for a total amount of approximately $1,094 million. Payment of all principal, interest, premium and additional amounts (as defined), if any, payable on the debentures is unconditionally guaranteed by the Company. Interest is payable on a semi-annual basis. Unless previously redeemed or repurchased, holders of the debentures may convert them into ADRs, each of which represents two ordinary shares of the Company, under certain circumstances set forth in the prospectus supplement, at a conversion price of $ 37.90 per ADR in case of Series A debentures (upon a full conversion 12,137,204 ordinary shares are issuable), and $35.26 in case of Series B debentures (upon a full conversion 17,996,028 ordinary shares are issuable) subject to adjustments in certain circumstances. On or after August 1, 2008 in case of Series A debentures and February 1, 2010 in case of Series B debentures, Teva Finance II may redeem some or all of the debentures at the principal amount of such debentures, plus accrued and unpaid interest. On certain dates set forth in the prospectus supplement, each holder may require Teva Finance II to repurchase some or all of the holders` debentures at the principal amount of such debentures, plus accrued and unpaid interest. With respect to the earliest of such dates - August 1, 2008 in case of Series A debentures and February 1, 2010 in case of Series B debentures - or upon the occurrence of certain events specified in the prospectus supplement, if repurchase of debentures is requested, Teva Finance II can elect to pay the repurchase price in cash or in Teva ADRs (as set forth in the prospectus supplement), or any combination thereof. Teva incurred debt issuance costs of approximately $ 18 million in respect of the two series of debentures.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 6 - Inventories:

Inventories consisted of the following:

	June 30, 2004	December 31, 2003
	Unaudited	Audited
Raw and packaging materials	$ 312.7	$ 308.8
Products in process	187.7	149.6
Finished products	632.6	445.6
Purchased products	111.8	86.4
	1,244.8	990.4
Materials in transit and payments on account	39.6	14.2
	$ 1,284.4	$ 1,004.6

NOTE 7 - Comprehensive income:

Comprehensive income (loss) for the Company is as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Net income (loss)	$ 229.5	$ 210.4	$ (198.5)	$ 348.1
Other comprehensive income, net of tax:
Unrealized gain (loss) from available-for-sale securities-net	(4.4)	10.6	16.9	11.8
Loss in respect of derivative instruments designed as a
cash flow hedge, net of related taxes	(2.0)		(1.0)
Translation of non-dollar-currency financial
statements of subsidiaries and associated companies	(42.1)	17.1	(42.7)	41.5
	$ 181.0	$ 238.1	$ (225.3)	$ 401.4

NOTE 8 - Certain details relating to pension plans:

a. The consolidated components of net periodic benefit costs are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Service cost	$ 0.7	$ 1.0	$ 2.0	$ 2.0
Interest cost	1.2	1.0	2.3	1.9
Expected return on plan assets	(0.8)	(0.7)	(1.6)	(1.3)
Recognized net actuarial loss	0.3	0.1	0.6	0.3
Prior service cost	(0.1)		(0.2)
Employers` pension cost	$ 1.3	$ 1.4	$ 3.1	$ 2.9

b. Teva has made contributions of $13.4 million in the six months ended June 30, 2004 to its pension plans, and presently anticipates contributing an additional $12.8 million in 2004, for a total of $26.2 million.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 9 - Financial information by business segment:

a. Financial data relating to reportable operating segments:

	Pharmaceutical	API**	Other	Total
Three month period ended June 30, 2004:
Net sales:
To unaffiliated customers	$ 1,049.0	$ 121.9	$ 5.5	$ 1,176.4
Intersegment	-	103.9	0.5	104.4
Total net sales	$ 1,049.0	$ 225.8	$ 6.0	$ 1,280.8
Operating income ***	$ 248.8	$ 88.8	$ 0.5	$ 338.1
Assets (at end of period)	$ 3,651.3	$ 825.4	$ 30.5	$ 4,507.2
Goodwill (at end of period)	$ 1,956.4	$ 446.7	-	$ 2,403.1
Depreciation and amortization of segment assets	$ 41.7	$ 9.9	$ 2.9	$ 54.5

Three month period ended June 30, 2003:
Net sales:
To unaffiliated customers	$ 666.6	$ 93.1	$ 4.7	$ 764.4
Intersegment		75.8	0.3	76.1
Total net sales	$ 666.6	$ 168.9	$ 5.0	$ 840.5
Operating income	$ 234.2	$ 66.7	$ 0.5	$ 301.4

Six month period ended June 30, 2004:
Net sales:
To unaffiliated customers	$ 1,977.3	$ 240.8	$ 10.7	$ 2,228.8
Intersegment	-	189.7	1.1	190.8
Total net sales	$ 1,977.3	$ 430.5	$ 11.8	$ 2,419.6
Operating income (loss)***	$ (169.1)	$ 161.2	$ 0.9	$ (7.0)
Assets (at end of period)	$ 3,651.3	$ 825.4	$ 30.5	$ 4,507.2
Goodwill (at end of period)	$ 1,956.4	$ 446.7	-	$ 2,403.1
Depreciation and amortization of segment assets	$ 74.6	$ 19.7	$ 3.7	$ 98.0

Six month period ended June 30, 2003:
Net sales:
To unaffiliated customers	$ 1,331.4	$ 181.2	$ 9.2	$ 1,521.8
Intersegment		156.4	0.4	156.8
Total net sales	$ 1,331.4	$ 337.6	$ 9.6	$ 1,678.6
Operating income	$ 370.0	$ 137.4	$ 0.5	$ 507.9

* Represents an amount of less than $ 0.1 million

** Active Pharmaceutical Ingredients

*** Operating income for the six months ended June 30, 2004 of the pharmaceutical segment, included an amount of $596.6 million acquisition of research and development in process and impairment expenses in the amount of $30 million.

Operating income for the three and six month periods ended June 30, 2003 of the pharmaceutical and API segments, includes an amount of  $100 million income from GSK litigation settlement, and $7.4 million restructuring expense, respectively.

**** As described in note 4, the Company has not finalized the allocation of the purchase price of the Sicor acquisition to the net assets acquired. Consequently, upon finalization of such allocation, certain amounts may be reallocated to other operating segments.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

b. Following is a reconciliation of operating income and assets of the reportable segments to the data included in the condensed consolidated financial statements:

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Total operating income (loss) of reportable Segments	$ 337.6	$ 300.9	$ (7.9)	$ 507.4
Other	0.5	0.5	0.9	0.5
Amounts not allocated to segments:
Profits not yet realized	(21.5)	(12.5)	(35.0)	(27.8)
General and administration expenses	(17.5)	(12.4)	(29.7)	(23.2)
Other expenses	(2.0)	(2.0)	(3.6)	(3.1)
Financial income (expenses) - net	1.8	(8.9)	0.5	(12.9)
Consolidated income (loss) before income taxes	$ 298.9	$ 265.6	$ (74.8)	$ 440.9

June 30, 2004
Assets (at end of period):
Total assets of reportable segments	$ 4,476.7
Total goodwill of reportable segments	2,403.1
Other assets	30.5
Elimination of intersegment balances	(20.0)
Elimination of unrealized income	(111.3)
Assets not allocated to segments:
Current assets	1,263.4
Investments and other assets	674.5
Property, plant and equipment, net	33.0
Debt issuance costs	25.0
Consolidated assets (at end of period)	$ 8,774.9

*Represents an amount of less then $ 0.1 million.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 10 - Commitments and contingencies

On August 5, 2002, Lek Pharmaceuticals D.D. (a subsidiary of Novartis) filed a complaint against Teva USA in which it alleged that Teva USA had misappropriated Lek`s trade secrets and proprietary information pertaining to certain formulations of Teva USA`s amoxiclav products.  Following some discovery of Teva, Lek agreed to withdraw its claims, and on July 21, 2004, the District Court entered an Order dismissing all claims with prejudice.

On September 12, 2002, Teva USA obtained summary judgment from the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of Hydrocodone Bitartrate and Ibuprofen. The district court ruled that the U.S. patent is invalid as obvious. The patent expires on December 18, 2004. The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®. Annual sales in 2002 of the branded product in the U.S. were estimated to be approximately $ 108 million. In April 2003, following FDA approval, Teva USA launched its product, Hydrocodone Bitartrate and Ibuprofen Tablets, 7.5 mg/200 mg. Knoll has appealed the district court`s judgment. Subsequently, on May 19, 2004, the Court of Appeals for the Federal Circuit reversed, mainly on procedural grounds, the District Court`s summary judgment ruling of invalidity, remanding the case for further proceedings on the issues of infringement, validity and unenforceability.  Were Knoll Pharmaceutical Company to be successful on its allegation of patent infringement, Teva USA could ultimately be required to pay damages related to the sales of Teva USA`s hydrocodone bitartrate and ibuprofen tablets and be enjoined from selling that product. No provision for this matter has been included in the accounts.

On March 24, 2003, Teva USA obtained summary judgment from the U.S. District Court for the District of New Jersey, which held that Teva USA`s Moexipril Hydrochloride Tablets did not infringe a U.S. patent licensed by Warner Lambert Company to Schwarz Pharma, Inc. and Schwarz Pharma AG, which market their moexipril formulation as Univasc. In May 2003, following FDA approval, the Company launched its product, Moexipril Hydrochloride, 7.5 mg./15 mg. Annual 2002 sales of the branded product in the U.S. were estimated to be approximately $ 70 million. On January 29, 2004, the U.S. Court of Appeals for the Federal Circuit vacated the district court`s summary judgment decision and remanded the case for further proceedings, which will involve Teva USA`s allegations of inequitable conduct, invalidity and non-infringement. The patent at issue in the moexipril hydrochloride matter is also at issue in a related case, Warner-Lambert Company v. Teva Pharmaceuticals USA, Civil Action No. 99-922 (DRD). In that related case, on June 29, 2004, the U.S. District Court for the District of New Jersey held that the patent was valid and enforceable. On July 28, 2004, Teva USA filed its Notice of Appeal.  On August 2, 2004, Schwarz filed a motion seeking to enjoin Teva`s sales of the product, and that motion is currently scheduled to be heard on September 13, 2004.  Were Schwarz Pharma to be successful on its allegation of patent infringement, Teva USA could ultimately be required to pay damages related to the sales of Teva USA`s moexipril hydrochloride tablets and be enjoined from selling that product. No provision for this matter has been included in the accounts.

On April 21, 2004, Rhodes Technologies and Napp Technologies ("Rhodes/Napp") filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GSK and Teva relating to Teva`s nabumetone products.  The allegations are based upon the termination of a nabumetone API supply agreement between Teva and Rhodes/Napp. No provision for this matter has been included in the accounts. The Company originally assessed the value of the product rights received in connection with the settlement, at $100 million and subsequently revised the value to $70 million based on certain impairment factors not related to this action.

On September 16, 2002, Sicor launched its idarubicin hydrochloride injection product.  On July 8, 2004, Pharmacia filed a complaint in the U.S. District Court for the District of Delaware against Sicor, alleging that its idarubicin hydrochloride injection product infringes a Pharmacia formulation patent.  Sicor`s answer is due on August 27, 2004.  Annual sales of the branded product in the U.S. prior to Sicor`s launch were estimated to be $40 million.  Were Pharmacia to be successful on its allegation of patent infringement, Sicor could ultimately be required to pay damages related to the sales of Sicor`s idarubicin hydrochloride injections and be enjoined from selling that product. No provision for this matter has been included in the accounts.

.

NOTE 11 - Impairment of Purinethol®

product rights:

During the first quarter of 2004, a generic competition to the Purinethol® product, that was received from GlaxoSmithKline in June 2003, entered the market. In accordance with FAS 144, "Accounting for impairment or disposal of long lived assets", an analysis for potential impairment was performed by the Company, resulting in an impairment charge of $30 million.

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TEVA PHARMACEUTICAL INDUSTRIES LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in millions)

(Unaudited)

NOTE 12 - Distribution of stock dividend:

In June 2004, the Company distributed a 100% stock dividend to all holders of ordinary shares. All shares, option and Convertible Senior Debentures information in the consolidated financial statements has been retroactively restated to reflect the effect of this distribution as if it had occurred at the beginning of the earliest period presented.

NOTE 13 - Subsequent events:

Subsequent to June 30, 2004, the Company announced that a wholly owned subsidiary has called for redemption, on August 20, 2004, $ 349 million convertible senior debentures due 2021 issued by the Company. The redemption price is $ 1,000 per $ 1,000 principal amount of debentures, including accrued and unpaid interest. As an alternative to redemption, holders may request the conversion of their debentures into the Company`s ADRs, in accordance with the conditions set forth in the Offering Memorandum, at a conversion price of $ 21.456 per ADR. Should substantially all holders of such debentures request to convert their debentures into ADRs, Teva will issue approximately 16.3 million ADRs.

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OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements, the related notes to the consolidated financial statements and the Operating and Financial Review and Prospects included in Teva`s Annual Report on Form 20-F for the fiscal year ended December 31, 2003 and the unaudited interim condensed consolidated financial statements contained in this Report on Form 6-K and the related notes to such unaudited interim condensed consolidated financial statements.

Except for historical information contained in this report, the matters discussed below are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Such statements are based on management`s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause Teva`s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva`s ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva's ability to rapidly integrate the operations of acquired businesses, including its recent acquisition of Sicor Inc., regulatory changes that may prevent Teva from exploiting exclusivity periods, potential liability for sales of generic products prior to completion of appellate litigation, the effects of competition on Copaxone® sales,  the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, Teva`s ability to successfully identify, consummate and integrate acquisitions, exposure to product liability claims, dependence on patent and other protections for innovative products, significant operations outside the United States that may be adversely affected by terrorism or major hostilities, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC").

Teva undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  Readers are advised, however, to consult any additional disclosures that Teva may make in its Reports on Form 6-K to the SEC.

Results of Operations

Comparison of Three Months Ended June 30, 2004 to
Three Months Ended June 30, 2003

General

Teva recorded substantial growth this quarter over the same period of the prior year in both net sales and net income.  On a consolidated basis, sales in the second quarter of 2004 grew over the second quarter of 2003 by 54% to $1,176 million and net income increased to $230 million, an increase of 9% over the comparable quarter of 2003 when including the one-time net gain of $73 million (after tax) recorded in that quarter, or an increase of 67% over the comparable quarter, excluding the one-time net gain.  On a sequential quarterly basis, this was the second fiscal quarter in which Teva achieved sales in excess of $1 billion and also the second fiscal quarter, setting aside the one-time charges recorded in the first quarter of 2004, in which it achieved a quarterly net income of more than $200 million.

The main factors affecting the second quarter of 2004 were:

●           The inclusion of the Sicor results represented the single largest contributor to quarter over quarter sales growth; Sicor sales contributed significantly across a number of areas including mainly U.S. pharmaceutical sales, sales of API and sales in ROW countries. While Sicor`s integration continues, the acquisition has already become accretive.

●           More than half of quarter over quarter sales growth was organic and primarily driven by new products in both the US and Europe which had not been sold in the comparable quarter and increased Copaxone® sales, together with the strengthening of non-US currencies relative to the US dollar, which accounted for approximately 5% of the increase in net sales.

●           Gross R&D expenses and Net R&D expenses both rose significantly as compared to the comparable quarter of 2003 and also relative to the first quarter of 2004, with the current level of R&D expenditures reflecting the increased spending on generic and innovative R&D that is indicative of anticipated R&D expenses for the balance of 2004.

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●           The Company recorded financial income this quarter, as compared with financial expense in the comparable quarter in 2003, mainly reflecting the impact of currency hedging transactions.

●           The gross profit margin reached 47%, the operating profit margin was 25%, and the net income margin reached 20%.

Comparison Data

The comparison data in the second quarter of 2003 included a one-time net gain of $73 million, after tax ($0.13 per share) related to the litigation settlement with GSK, net of $7 million restructuring expenses related to transfer of an API facility.  Teva believes that excluding these one-time items from the second quarter of 2003 results represents a better indicator of the comparative trends in the Company`s operations.  Accordingly, unless otherwise indicated, the analysis that follows refers to the adjusted numbers, i.e. those before taking into account these one-time items.

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

Recorded (GAAP) Results	Percentage of Sales Three Months Ended June 30		Period to Period Percentage
	2004	2003	Change
Net Sales	100.0%	100.0%	53.9%
Gross Profit	47.0%	47.1%	53.6%
Research and Development Expenses:
Total expenses	7.8%	7.1%	66.5%
Less participations & grants	(0.4%)	(0.8%)	(34.4%)
R&D Expenses - net	7.4%	6.3%	79.8%
Selling, General and Administrative
Expenses	14.4%	17.0%	30.1%
Operating Income	25.3%	35.9%	8.2%
Financial Income (Expenses) - net	0.2%	(1.2)%	NA
Income Before Income Taxes	25.4%	34.7%	12.5%
Net Income	19.5%	27.5%	9.1%

Adjusted Results

Gross Profit	47.0%	47.1%	53.6%
Operating Income	25.3%	23.8%	63.3%
Income Before Income Taxes	25.4%	22.6%	72.8%
Net Income	19.5%	18.0%	67.3%

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Sales - General

Consolidated sales for the three months ended June 30, 2004 were $1,176 million, an increase of 54% over the comparable quarter of 2003.  Slightly more than half of this growth was organic and currency neutral, with the remaining growth being attributed to the inclusion of Sicor sales and to currency fluctuations.  The positive impact of the strengthening of European and Canadian currencies relative to the US dollar, contributed about 5% to the growth in sales.

    Sales by Geographical Areas

	U.S. Dollars In Millions Second Quarter,
	2004	2003	% Change	% of Total
North America	751.6	459.2	63.7%	63.9%
Europe	310.9	223.1	39.4%	26.4%
Rest of the World	113.9	82.1	38.7%	9.7%
Total	1,176.4	764.4	53.9%	100%

Sales by Business Segments

	U.S. Dollars In Millions Second Quarter,
	2004	2003	% Change	% of Total
Pharmaceuticals	1,049.0	666.6	57.4%	89.2%
A.P.I. *	121.9	93.1	30.9%	10.3%
Other	5.5	4.7	17.0%	0.5%
Total	1,176.4	764.4	53.9%	100%

*Third party sales only.

Pharmaceutical Sales

Teva`s consolidated pharmaceutical sales during the three months ended June 30, 2004 were $1,049 million, comprising approximately 89% of Teva`s total revenue and representing an increase of 57% over the second quarter of 2003. The following table shows the geographic breakdown of these sales:

    Pharmaceutical Sales

	U.S. Dollars In Millions Second Quarter,
	2004	2003	% Change	% of Total
North America	676.2	404.6	67.1%	64.4%
Europe	273.6	193.3	41.5%	26.1%
Rest of the World	99.2	68.7	44.4%	9.5%
Total	1,049.0	666.6	57.4%	100%

North America

Pharmaceutical sales in North America for the three months ended June 30, 2004 reached $676 million, an increase of 67% over the comparable quarter of 2003.  This increase was primarily attributable to the inclusion of Sicor sales, significantly higher generic pharmaceutical sales, and increased sales of Copaxone®.  The sales of 17 generic products that were not sold in the comparable quarter (Megestrol Acetate, Nefazadone, Potassium CL ER, Mupirocin, Fosinopril, Benazepril, Metolazone, Bupropion SR, Buspirone, Oxycodone and Bupropion SR (Wellburtin SR)) including newly launched products during this quarter (Ethinyl Estradiol/Norgestimate,  Carboplatin, Ciprofloxacin, Fludarabine, Bupropion SR (Zyban), Bisoprolol, Metformin ER), were the main contributors to the higher sales of generic products.

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According to IMS data, during the quarter ended June 30, 2004, Teva`s U.S. subsidiary again ranked first among all generic pharmaceutical companies, in terms of both new, as well as total, retail prescriptions.

The following is a listing of the ANDA approvals Teva received from the U.S. FDA during the second quarter of 2004 and through the date of this report:

Generic Product Name	Approval Date	Innovator Product Brand Name

Fludarabine Phosphate	April 2004	Fludara®
Flumazenil Phosphate*	April 2004	Romazicon®
Levofloxacin*	April 2004	Levaquin®
Amoxicillin/Clav Pos	May 2004	Augmentin®
Bupropion SR	May 2004	Zyban®
Ciprofloxacin	June 2004	Cipro®
Adenosine	June 2004	Adenocard IV®
Metformin ER	June 2004	Glucophagel®
Carvedilol*	June 2004	Coreg®
Fluconazole	July 2004	Diflucan®
Medrosyprogestersone	July 2004	Depo-Provera®
Sotalol AF	July 2004	Betace AF®

* Tentative approval.

As of July 28, 2004, 111 product applications, some significant, were awaiting FDA approval.  These include 17 applications for which tentative FDA approval has already been granted.  Collectively, the products covered by these 111 applications have corresponding annual U.S. branded sales of approximately $73 billion.  Of these 111 applications, 56 were submitted pursuant to a Paragraph IV procedure.  To the extent that Teva was the first to file such Paragraph IV certifications, it may be eligible for up to 180-days of marketing exclusivity.  Teva believes it is first-to-file on 22 of these applications, with annual U.S. branded sales of approximately $19 billion.

So called "authorized generics" have been introduced into the U.S. market by or through brand companies during the Hatch-Waxman Act exclusivity periods of certain Paragraph IV first to file products.  Teva continues to believe that when a brand company is allowed to launch a branded product with a generic label during a generic first filer`s exclusivity period, it undermines the intent of the Hatch-Waxman Act, and denies the generic first filer, as well as ultimately the American consumer,  the full benefits envisioned by Congress.  Teva will continue to pursue all legal means to try to stop this practice.  While Teva recognizes that "authorized generics" are, at least for the time being, part of the competitive landscape for generic drugs in the U.S., Teva believes that it will nevertheless continue to be able to successfully compete in the generic market.  Teva`s business model, with its broad portfolio and its global and diverse business mix, enables it, to a great extent, to mitigate the effect of this new competitive factor.  Teva also believes that a constant flow of new products is a critical success factor for leadership in this business.

Europe

Teva's pharmaceutical sales in Europe were $274 million in the quarter ended June 30, 2004, an increase of approximately 42% over the second quarter of 2003. This was attributable to sales of new products in several European countries, including gabapentin sales in England, Germany, and Italy, higher Copaxone® sales and favorable currency trends.

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Rest of the World

Sales growth was achieved in Israel, Latin America, Asia and Russia during the second quarter of 2004.

Israeli pharmaceutical sales, which accounted for 6% of consolidated pharmaceutical sales this quarter, totaled $62 million, an increase of 16% compared to the second quarter of 2003.  The effect of currency fluctuation was minimal as the NIS devalued by 1% between the second quarter of 2003 and the second quarter of 2004, when average is compared to average.  The comparison to the second quarter of 2003, benefited from the fact that sales in Israel in the second quarter of 2003 were unusually low as a result of  increased purchases of inventory by customers during the first quarter of 2003, which occurred in anticipation of the war in Iraq.

Sales in other rest of the world regions benefited both from the inclusion of Sicor sales in these regions as well as organic growth including higher Copaxone® sales.

Copaxone®

During the second quarter of 2004, global in-market sales of Copaxone®, Teva`s leading drug, totaled $226 million, an increase of 28% over the comparable quarter of 2003.  This growth was driven by increased sales both outside the U.S. (mainly in Europe) where sales increased by 37% to $76 million, and in the United States where sales increased by 24% to $150 million.  U.S. sales presently account for 66% of global Copaxone® sales compared with 68% in the comparable quarter of 2003.  According to IMS, Copaxone®'s growth rate in prescriptions was, once again, higher than the growth rate of the overall U.S. multiple sclerosis (MS) market, and Copaxone® reached its highest monthly share (in terms of total prescriptions) of 30% in June 2004.  During the second quarter of 2004, the pre-filled syringe presentation of Copaxone® was launched in Germany, Australia and Denmark.  Subsequent to the end of the second quarter of 2004, the pre-filled syringes were launched in the United Kingdom and further launches of the pre-filled syringes are anticipated in the Nordic countries in the third quarter.

A study published in the April issue of Neurology showed that Copaxone® slows the rate of brain atrophy (shrinkage). This further supports an understanding of Copaxone®'s potential neuroprotective properties. Furthermore, data presented at the American Academy of Neurology meeting in April 2004 from the longest organized follow up of MS patients, continues to shed light on the effect of long term therapy with Copaxone®, as patients who remained on therapy for ten years fared significantly better  than patients who withdrew from therapy after an average  treatment  period of 4 years.

Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva`s pharmaceutical businesses, increased 34% over the comparable period, to a total of $226 million.  API sales to third parties were approximately $122 million, 31% more than the same period last year, and represented 10% of Teva`s consolidated sales for the quarter.  This substantial growth stemmed from the inclusion of Sicor's API sales, the increased demand for API products worldwide and sales by Teva of new vertically integrated products which utilized Teva API.  The API division currently offers 185 products, of which approximately one third represent products that were added to the API product line as a result of the acquisition of Sicor.   The API division has a range of products in various stages of development and Teva is planning to add approximately 20-25 products to its portfolio of API products per year in the next several years.

Gross Profit

The gross profit margin for the quarter reached 47.0%, compared with 47.1% in the comparable quarter of 2003, which was the quarter with the highest level of gross profit margin in 2003.  The 2004 second quarter`s margin reflects a continued higher level of profitability of between 46-47%, which has been maintained since the beginning of 2003 and was achieved due to the favorable product mix, which combines generic pharmaceuticals in the US and Europe, Copaxone® and API.  The positive impact of the addition of Sicor on Teva`s gross margins due to the higher gross margins of Sicor`s U.S. injectable business were, to a large extent, mitigated by higher sales in Europe which generated somewhat lower margins.

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Research and Development (R&D) Expenses

Gross R&D expenses during the quarter ended June 30, 2004 amounted to $91 million, an increase of approximately 67% as compared to the same period last year representing both an increase in generic and innovative R&D spending.  Generic R&D increased by 75% over the comparable quarter, while innovative R&D increased 31%.  API R&D increased 76% over the comparable quarter.

Net R&D expenses, which amounted to $87 million in the second quarter of 2004, were 80% higher than during the comparable quarter of 2003.  In the second quarter of 2004, participations in R&D expenses amounted to $4 million compared to $6 million in the comparable quarter.

On July 5, 2004 Teva announced receipt of an approvable letter for rasagiline from the FDA, which will be marketed in the U.S. under the tradename Agilect®.  Before Teva obtains final approval for this product, it will need to address a number of questions raised by the FDA, as to which Teva intends to submit written responses early in the fourth quarter of 2004.  Concurrently, Teva will also initiate discussions regarding several labeling issues with the FDA.  Following these discussions, Teva expects to have a better sense of next steps and timing for this product.

In June 2004, Teva announced an agreement with Active Biotech for the development and commercialization of laquinimod for the treatment of multiple sclerosis. Under the terms of the agreement, which is subject to Hart-Scott-Rodino review and the applicable waiting period, Teva will acquire the exclusive rights to develop, register, manufacture and commercialize laquinimod worldwide, with the exception of the Nordic and Baltic countries, where Active Biotech will retain all commercial rights.  Active Biotech has successfully completed a Phase II trial and presented its results at the 2004 American Academy of Neurology (AAN) Annual Meeting held in San Francisco this past April. These results showed that oral laquinimod, in a dosage of 0.3 mg daily, is well tolerated and effective in suppressing the development of active lesions in relapsing MS.  Under the agreement, Teva will continue the ongoing clinical development of the product.

Concurrently, with the development and commercialization of laquinimod for the treatment of multiple sclerosis, Teva is  continuing its efforts to develop an oral version of Copaxone® and is about to commence a Phase II trial, which will test Copaxone®`s efficacy in higher oral doses than those previously studied.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 30%, in absolute terms, but declined as a percentage of sales, from 17% in the second quarter of 2003, to 14% in the second quarter of 2004.  This lower percentage reflects the lower increase in SG&A expenses when compared to the increase in sales in 2004 compared to the comparable quarter.  Going forward, Teva expects the level of SG&A expenditures to settle back to approximately 14-15% of sales.

Financial Income (Expenses)

Net financial income in the quarter amounted to $2 million, compared with financial expenses of $9 million in the same period last year. This income primarily represents the results of hedging activities, which together with increased interest income resulting from higher yields more than offset the interest expense and issuance cost amortization, which decreased as a result of the conversion of the $550 million series of convertible bonds in October 2003

Tax Rate

The rate of tax for the second quarter of 2004 reached 23.0% as compared to 20.7% in the second quarter of 2003. The increase is primarily due to Sicor's higher tax rate.  The rate of tax this quarter reflects management's estimate of the annual tax rate for the year 2004.

In July 2004, an amendment to the Income Tax Ordinance in Israel was made to gradually decrease the Israeli statutory corporate tax rate from 36% to 30% over a period of 4 years, starting in 2004.  Since the law was formally signed in July, under US GAAP, Teva will give effect to the reduced tax rates commencing with the third quarter. This will result in a net decrease in deferred tax liability amounting to less than $1 million and a certain reduction in the current tax liability of the Israeli companies in the group.

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Net Income

Net income for the quarter ended June 30, 2004 totaled $230 million, or $0.35 per share fully diluted, an increase over the comparable quarter of 2003 net income and EPS of 67% and 40%, respectively.  Net income as a percentage of sales was 20% in the second quarter of 2004, as compared to net income as a percentage of sales of 18% in the comparable quarter of 2003.  The higher net income margin represents the above mentioned trends. The EPS figures for the comparable period have been adjusted to reflect the 2:1 stock split that took place in the second quarter of 2004.

The difference between net income growth rate of 67% and earning per share growth rate of 40% reflects mainly the dilutive effect of the additional 47 million shares (post-split) issued to the former Sicor shareholders upon completion of the acquisition, as well as an additional 38 million shares (post-split) resulting from the 0.75% convertible senior debentures due 2021 and the 0.375% convertible senior debentures due 2022 that became dilutive as of the third quarter of 2003, as the conditions for conversion of such debentures had been satisfied..

On July 30, 2004, Teva Pharmaceutical Finance N.V., an indirect wholly owned subsidiary of Teva, called for redemption on August 20, 2004 all of its outstanding 0.75% convertible senior debentures due 2021. The aggregate principal amount currently outstanding of these debentures is approximately $349 million.  If all the holders convert their debentures into Teva ADRs, as expected, Teva would issue approximately 16.3 million ADRs. This conversion would not affect Teva`s fully diluted EPS, since the underlying shares of these converts were added to the total number of issued shares with a corresponding add-back of interest and amortization of issue expenses on these debentures to net income, as further described above.

A change in US GAAP accounting for convertible debentures with contingent conversion features, is being considered.  Were such change to be implemented, it could result in just under an additional 4% dilution, which otherwise would have occurred only when the contingent conversion feature included in the recently issued 2 series of convertible senior debentures was triggered.  The suggested change, if implemented, would also require a restatement of previously reported earnings per share.

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Comparison of Six Months Ended June 30, 2004 to
Six Months Ended June 30, 2003

General

In general, the factors described above, relating mainly to the comparison of results of the second quarter of 2004 and 2003 also impacted the comparison of the first six months of 2004 with the first six months of 2003. It should be noted that the first quarter 2004 results included $633 million of expenses primarily related to the acquisition of Sicor. Teva believes that excluding these one-time charges from the first quarter results, as well as excluding the one-time net income of the second quarter of 2003 primarily relating to the settlement with GSK which resulted in the receipt of Purinethol®, represents a better indicator of the underlying trends in the Company`s operations.  Accordingly, unless otherwise indicated, the analysis that follows refers to the adjusted numbers, i.e. those before taking into account these one-time charges/gains.

The following table sets forth certain financial data presented as a percentage of sales and the percentage change, for the periods indicated.

Recorded (GAAP) Results	Percentage of Sales Six Months Ended June 30		Period to Period Percentage
	2004	2003	Change
Net Sales	100.0%	100.0%	46.5%
Gross Profit	46.4%	46.6%	45.9%
Research and Development Expenses:
Total expenses	7.3%	6.9%	56.2%
Less participations & grants	(0.4%)	(0.6%)	( 16.5%)
R&D Expenses - net	6.9%	6.3%	63.6%
Selling, General and Administrative
Expenses	14.7%	16.6%	29.5%
Operating Income (loss)	(3.4%)	29.8%	(116.6%)
Financial Income (Expenses)- net	0.0%	(0.8%)	(103.9%)
Income (loss) Before Income Taxes	(3.4%)	29.0%	(117.0%)
Net Income (loss)	(8.9%)	22.9%	(157.0%)

Adjusted Results

Gross Profit	47.0%	46.6%	47.7%
Operating Income	25.3%	23.7%	56.3%
Income Before Income Taxes	25.3%	22.9%	62.3%
Net Income	19.5%	18.1%	57.9%

Sales - General

Consolidated sales for the six months ended June 30, 2004 were $2,229 million, an increase of 47% over the comparable period of 2003, driven by both organic growth and the inclusion, since January 23, 2004, of Sicor sales.

    Sales by Geographical Areas

	U.S. Dollars In Millions First Half,
	2004	2003	% Change	% of Total
North America	1,417.6	939.9	50.8%	63.6%
Europe	577.1	414.9	39.1%	25.9%
Rest of the World	234.1	167.0	40.2%	10.5%
Total	2,228.8	1,521.8	46.5%	100%

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Sales by Business Segments

	U.S. Dollars In Millions First Half,
	2004	2003	% Change	% of Total
Pharmaceuticals	1,977.3	1,331.4	48.5%	88.7%
A.P.I. *	240.8	181.2	32.9%	10.8%
Other	10.7	9.2	16.3%	0.5%
Total	2,228.8	1,521.8	46.5%	100%

*Third party sales only.

Pharmaceutical Sales

Teva`s consolidated pharmaceutical sales during the six months ended June 30, 2004 were $1,977 million, comprising approximately 89% of Teva`s total revenue and representing an increase of 49% over the same period of last year. The following table shows the geographic breakdown of these sales.

    Pharmaceutical Sales

	U.S. Dollars In Millions First Half,
	2004	2003	% Change	% of Total
North America	1,270.4	831.4	52.8%	64.2%
Europe	505.0	355.9	41.9%	25.6%
Rest of the World	201.9	144.1	40.1%	10.2%
Total	1,977.3	1,331.4	48.5%	100%

North America

Pharmaceutical sales in North America for the six months ended June 30, 2004 reached $1,270 million, an increase of 53% over the comparable period of 2003. This increase was primarily attributable to continued strong sales of new generic products, the inclusion of Sicor sales, and increased sales of Copaxone®.

Europe

Teva's pharmaceutical sales in Europe were $505 million in the six months ended June 30, 2004, an increase of approximately 42% over the first six months of 2003. In local currency terms, sales increased between the relevant periods by 28%, predominantly due to the sale of new products.

Rest of the World

Israeli pharmaceutical sales, which accounted for 6% of consolidated pharmaceutical sales in the period ended June 30, 2004, totaled $128 million, an increase of 13% compared to the comparable period of 2003. However, without the effect of the 3% appreciation of the New Israeli Shekel (NIS) relative to the U.S. dollar, sales increased by 10%.

Pharmaceutical sales in Teva`s other international markets increased by 142% from the comparable period resulting from the inclusion of Sicor sales, as well as organic growth.

Copaxone®

During the first six month period of 2004, global in-market sales of Copaxone® totaled $433 million, an increase of 30% over the comparable period of 2003.

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Sales of Active Pharmaceutical Ingredients (API)

Total API sales, including sales to Teva`s pharmaceutical businesses, increased 28% over the comparable period, to a total of $431 million.  API sales to third parties were approximately $241million, 33% more than in the same period last year, and represented 11% of Teva`s consolidated sales for the period.

Gross Profit

The gross profit margin for the first six months reached 47.0%, consistent with the 46.6% level achieved in the comparable period of 2003, reflecting the new level of gross profitability achieved since the beginning of 2003 as a result of a favorable product mix.

Research and Development (R&D) Expenses

Gross R&D expenses during the six month period ended June 30, 2004 amounted to $163 million, an increase of approximately 56% as compared to the same period last year. Gross R&D as a percentage of sales reached 7.3% during the six months ended June 30, 2004, slightly higher than the 6.9% in the comparable period of 2003.

Net R&D expenses, which amounted to $155 million in the first six months of 2004, were 64% higher than during the comparable period of 2003.

Selling, General and Administrative (SG&A) Expenses

SG&A expenses increased 30% over those of the comparable period.  SG&A as a percentage of sales were 14.7% compared to 16.6% in the comparable period of 2003.

Financial Income (Expenses)

Net financial income in the six month period ended June 30, 2004 reached $0.5 million, compared with net financial expense of $13 million in the same period last year.

Tax Rate

The rate of tax for the six month period ended June 30, 2004 was 23% as compared to 21% in the comparable period and for all of 2003.

Net Income

Net income for the six months ended June 30, 2004 totaled $434 million, or $0.62 per share fully diluted, an increase over the comparable period of 2003 of 58% and 34%, respectively.  Net income as a percentage of sales was 19.5% in the six months ended June 30, 2004, as compared to 18.1% in the comparable period of 2003.

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Reconciliation between reported GAAP Income (loss) and Earnings (loss) per ADR to Adjusted Income and Earnings per ADR

	U.S. Dollars in Millions, except per ADR data
	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003

Reported Net Income (Loss)	230	210	(199)	348
GSK litigation settlement income		(100)		(100)
Restructuring Expenses		7		7
Purchase accounting adjustments:
In-process R& D			584
Acquired Inventory step-up			14
In-process R&D Acquired - other			13
Impairment of Product Rights			30
Tax applicable		20	(8)	20

Adjusted Net Income	230	137	434	275

Reported Diluted Earnings (Loss) per ADR (US Dollars)	0.35	0.37	(0.33)	0.63

Adjusted Diluted Earnings per ADR (US Dollars)	0.35	0.25	0.67	0.50

Events Subsequent to Quarter End

As reported previously, in April 2004 Teva entered into an agreement with Alpharma Inc. pertaining to pending ANDAs for gabapentin tablets and capsules, the bioequivalent versions of Pfizer`s Neurontin® tablets and capsules.  Under the terms of the agreement, Alpharma will permit Teva to launch its gabapentin within Alpharma`s exclusivity period, and Teva will make certain payments, based on Teva`s sales, to Alpharma relating to the period of exclusivity.

In a development that may affect Teva's agreement with Alpharma as described above, the U.S. Court of Appeals for the District of Columbia ordered that approval of Alpharma`s ANDAs for gabapentin capsules be stayed pending, at least, oral argument on December 6, 2004 on the issue of whether a district court decision dismissing Apotex, Inc.'s complaint in the District of Columbia and rejecting the argument that Alpharma`s exclusivity had expired, should be upheld.

Critical Accounting Policies

The preparation of Teva`s financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements and related footnotes.  Teva bases its judgments on its experience and various other assumptions that it believes to be reasonable under the circumstances. The more important estimates that Teva makes on an ongoing basis include those related to revenue recognition and sales reserves and allowances, income taxes, contingencies, inventories, valuation and impairment of intangible assets, and valuation of marketable securities and other long-lived assets.  Teva`s actual results could differ from these estimates.  Please refer to Note 1 of Teva`s financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2003 for a summary of Teva`s significant accounting policies as well as to the critical accounting policies included in the above Report.

Impact of Currency Fluctuations and Inflation

Because Teva`s results are reported in U.S. dollars, changes in the rate of exchange between the U.S. dollar and local currencies - mainly the Euro, New Israeli Shekel (NIS), Canadian Dollar, Pound Sterling and Hungarian Forint - affect Teva`s results.  During the second quarter of 2004, the Euro continued to revalue against the U.S.$ by 6% relative to the comparable quarter last year (average compared with average). The Hungarian Forint revalued by approximately 5%, and the Pound Sterling by approximately 11%.

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  While the U.S.$ value of sales in Europe benefited by the revalued Euro, the impact on net income was mitigated by the fact that costs in Europe  increased correspondingly in dollar terms as well as the costs of  European raw materials purchased by Teva's non-European businesses.

In Israel, the dollar value of local sales decreased by the devaluation of the NIS by 1% between the comparable quarters.  However, as Teva`s Israeli production was both for local and foreign markets, its NIS-denominated expenses exceeded its NIS-denominated income.  As a result, the net impact of the NIS devaluation on Teva`s bottom line was positive.

Overall the currencies movements had the net effect of increasing sales by approximately $19 million in the second quarter of 2004 as compared with the second quarter of 2003 with a minimal positive impact on net income.

Liquidity and Capital Resources

At June 30, 2004, Teva`s working capital was $1.8 billion, as compared to $1.7 billion at March 31, 2004 and $2.0 billion as at December 31, 2003.  Cash and cash equivalents, together with other liquid capital resources, (including short term and long term fixed income securities) at June 30, 2004, amounted to $1.2 billion, as compared to $1.1 billion as of March 31, 2004 and $1.5 billion as of December 31, 2003.

Cash provided by operating activities during the second quarter of 2004 amounted to $247 million compared with $98 million in the second quarter of 2003 and $627 million for the entire 2003.

Inventories increased during the quarter (from March 31) by $20 million and receivables by $83 million. However, the ratio "days sales in the inventory" decreased to 188 days at June 30, 2004, from 202 days at June 30, 2003 and "days sales outstanding" (DSO) remained at an identical level of 101 days when compared to June 2003.

Investment in property, plant and equipment in the second quarter of 2004 amounted to $73 million, compared to $48 million in the comparable quarter last year.  Depreciation and amortization (including of intangible assets) amounted to $53 million in the second quarter of 2004, as compared to $30 million in the comparable quarter of 2003. This higher level of investment primarily reflects the inclusion of Sicor`s investments as well as Teva's expansion of its state-of-the-art API facility in southern Israel and its API plant in Hungary, and the commencement of the construction of Teva`s state-of-the-art pharmaceutical facility in Jerusalem.

On July 30, 2004, Teva Pharmaceutical Finance N.V., an indirect wholly owned subsidiary of Teva, called for redemption on August 20, 2004 all of its outstanding 0.75% convertible senior debentures due 2021. The aggregate principal amount currently outstanding of these debentures is approximately $349 million.  If all the holders convert their debentures into Teva ADRs, as expected, Teva would issue approximately 16.3 million ADRs. The expected conversion should strengthen Teva's financial position and ratios with a reduction of a portion of its short-term debt and the corresponding increase in shareholders equity, and saving of interest expenses.

Shareholders' equity exceeded $4.5 billion at June 30, 2004, reflecting an increase of $212 million over the level at March 31, 2004, due mainly the net income generated in the second quarter of 2004.

Teva`s principal sources of short-term liquidity are its existing cash and internally generated funds, which Teva believes are sufficient to meet its operating needs and anticipated capital expenditures over the near term.  Teva`s cash is invested in high rated liquid short and long-term corporate bonds that bear fixed and floating interest rates, as well as in other structured financial products. Teva continues to constantly review additional opportunities to acquire companies in the generic pharmaceuticals industry and to acquire complementary technologies or product rights.  To the extent that any such acquisitions involve cash payments rather than the issuance of shares, they may require Teva to draw upon its credit lines available from Israeli and other banks, or may involve raising additional funds from debt or equity markets.

Material Changes in Contractual Obligations

During the quarter ended June 30, 2004, there were no material changes outside the ordinary course of Teva's business in the specified contractual obligations included in the table of contractual obligations in Teva's annual report on Form 20-F for the year ended December 31, 2003, except for as described on Teva's 6K filed with the SEC in connection with the first quarter results.

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Quantitative And Qualitative Disclosures About Market Risk

Reference is made to the "Quantitative and Qualitative Disclosures About Market Risk" section (Item 11) in Teva`s Annual Report on Form 20-F for the year ended December 31, 2003.

LEGAL PROCEEDINGS

Reference is made to the "Legal Proceedings" section in Teva`s Annual Report on Form 20-F for the year ended December 31, 2003 and Teva`s Quarterly Report on Form 6-K for the quarter ended March 31, 2004.

As previously disclosed in Teva`s Form 20-F for the year ended December 31, 2003, Lek Pharmaceuticals D.D. (a subsidiary of Novartis) filed a complaint against Teva USA in which it alleged that Teva USA had misappropriated Lek`s trade secrets and proprietary information pertaining to certain formulations of Teva USA`s amoxiclav products.  Following some discovery of Teva, Lek agreed to withdraw its claims, and on July 21, 2004, the District Court entered an Order dismissing all claims with prejudice.

As previously disclosed in Teva`s Form 20-F for the year ended December 31, 2003, Teva USA commenced sales of its Hydrocodone Bitartrate and Ibuprofen Tablets, 7.5 mg/200 mg, in April 2003.  Subsequently, on May 19, 2004, the Court of Appeals for the Federal Circuit reversed, mainly on procedural grounds, the District Court`s summary judgment ruling of invalidity, remanding the case for further proceedings on the issues of infringement, validity and unenforceability.  Were Knoll Pharmaceutical Company to be successful on its allegation of patent infringement, Teva USA could ultimately be required to pay damages related to the sales of Teva USA`s hydrocodone bitartrate and ibuprofen tablets and be enjoined from selling that product.

As previously disclosed in Teva`s Form 20-F for the year ended December 31, 2003, Teva USA commenced sales of its 7.5 mg and 15 mg Moexipril Hydrochloride tablets in May 2003.  On January 29, 2004, the Court of Appeals for the Federal Circuit vacated the District Court`s summary judgment decision of non-infringement and remanded the case for further proceedings.  The patent at issue in the moexipril hydrochloride matter is also at issue in a related case, Warner-Lambert Company v. Teva Pharmaceuticals USA, Civil Action No. 99-922 (DRD).  In that related case, on June 29, 2004, the U.S. District Court for the District of New Jersey held that the patent was valid and enforceable. On July 28, 2004, Teva USA filed its Notice of Appeal.  On August 2, 2004, Schwarz filed a motion seeking to enjoin Teva`s sales of its moexipril hydrochloride tablets , and that motion is currently scheduled to be heard on September 13, 2004.  Were Schwarz Pharma to be successful on its allegation of patent infringement, Teva USA could ultimately be required to pay damages related to the sales of Teva USA`s moexipril hydrochloride tablets and be enjoined from selling that product.

On April 21, 2004, Rhodes Technologies and Napp Technologies filed a complaint in Massachusetts Superior Court, seeking an equal share of the value to Teva of the settlement of certain claims between GSK and Teva relating to Teva`s nabumetone products.  The allegations are based upon the termination of a nabumetone API supply agreement between Teva/Copley and Rhodes/Napp.  The Company originally assessed the value of the product rights received in connection with the settlement, at $100 million and subsequently revised the value to $70 million based on certain impairment factors not related to this action.

On September 16, 2002, Sicor launched its idarubicin hydrochloride injection product.  On July 8, 2004, Pharmacia filed a complaint in the U.S. District Court for the District of Delaware against Sicor, alleging that its idarubicin hydrochloride injection product infringes a Pharmacia formulation patent.  Sicor`s answer is due on August 27, 2004.  Annual sales of the branded product in the United States prior to Sicor`s launch were estimated to be approximately $40 million.  Were Pharmacia to be successful on its allegation of patent infringement, Sicor could ultimately be required to pay damages related to the sales of Sicor`s idarubicin hydrochloride injections and be enjoined from selling that product.

No specific provisions have been made in the accounts relating to any of the matters described in this section.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: August 10, 2004

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